UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Triangle Petroleum Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89600B102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP 89600B102

1.	Names of Reporting Persons. New Era Energy Fund LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions) PN

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CUSIP 89600B102
1.	Names of Reporting Persons. New Era SPV LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,100,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,100,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 1.3%

12. Type of Reporting Person (See Instructions) PN

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CUSIP 89600B102
1.	Names of Reporting Persons. New Era Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,100,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,100,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 1.3%

12. Type of Reporting Person (See Instructions) IA, OO

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CUSIP 89600B102
1.	Names of Reporting Persons. Mark Shamia

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 30,000
6. Shared Voting Power 1,100,000
7. Sole Dispositive Power 30,000
8. Shared Dispositive Power 1,100,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 1.3%

12. Type of Reporting Person (See Instructions) IN, HC

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CUSIP 89600B102
1.	Names of Reporting Persons. David Anderson

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 115,200
6. Shared Voting Power 1,100,000
7. Sole Dispositive Power 115,200
8. Shared Dispositive Power 1,100,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,200

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 1.4%

12. Type of Reporting Person (See Instructions) IN, HC

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CUSIP 89600B102

Item 1.

(a) Name of Issuer

Triangle Petroleum Corporation

(b) Address of Issuer’s Principal Executive Offices

1200 17th Street, Suite 2600, Denver, CO 80202

Item 2.

(a)	The names of the persons filing this statement are:

New Era Energy Fund LP (“New Era LP”), New Era SPV LP (“New Era SPV”), New Era Investors LLC (“New Era LLC”), Mark Shamia and David Anderson (collectively, the “Filers”)

(b)	The principal business office of the Filers is located at: 567 Sycamore Valley Road West, Danville, CA 94526

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the “Stock”).

(e)	The CUSIP number of the Issuer is: 89600B102
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CUSIP 89600B102

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4. Ownership.

See Items 5-9 and 1 of the cover page for each Filer. The Filers are filing this Schedule 13G pursuant to Rule 13d-1(h).

New Era LLC is the General Partner of New Era LP and New Era SPV. Mr. Anderson is Chairman and Chief Investment Officer of New Era LLC. Mr. Shamia is the Chief Operating Officer of New Era LLC. The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of Mr. Shamia, Mr. Anderson, New Era LLC, New Era SPV and New Era LP disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

New Era LLC is an exempt reporting advisor and is the general partner and is the investment adviser of investment limited partnerships and is the investment adviser to other investment funds. New Era LLC’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client separately holds more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

Certification of New Era LP, New Era SPV, New Era LLC, Mr. Shamia and Mr. Anderson:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing he control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits: Joint Filing Agreement and Power of Attorney.

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CUSIP 89600B102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

NEW ERA ENERGY FUND LP By: New Era Investors LLC, General Partner By: Mark Shamia, Chief Operating Officer	NEW ERA INVESTORS, LLC By: Mark Shamia, Chief Operating Officer
NEW ERA SPV LP By: New Era Investors LLC, General Partner By: Mark Shamia, Chief Operating Officer
Mark Shamia	David Anderson

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CUSIP 89600B102

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint New Era Investors, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: January 8, 2013

NEW ERA ENERGY FUND LP By: New Era Investors LLC, General Partner By: /s/ Mark Shamia, Chief Operating Officer	NEW ERA INVESTORS, LLC By: /s/ Mark Shamia, Chief Operating Officer
NEW ERA SPV LP By: New Era Investors LLC, General Partner By: /s/ Mark Shamia, Chief Operating Officer
/s/ Mark Shamia	/s/ David Anderson